

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 6, 2007

Mr. M. Michael Owens
Chief Financial Officer
United States Lime & Minerals, Inc.
5429 LBJ Freeway
Suite 230
Dallas, TX 75240

> **Re:** **United States Lime and Minerals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Response Letter Dated July 24, 2007**
> **File No. 0-04197**

Dear Mr. Owens:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief